Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Update on PG545 Preclinical Program and Senior Management Changes

Brisbane, Australia, 22 August 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) is pleased to announce that it has successfully completed a definitive four-week preclinical toxicology study using intravenous administration (I.V.) of PG545 to support the new clinical trial being planned to commence later this year. The study was conducted in accordance with OECD Good Laboratory Practices (GLP) and the Company now intends to test the safety and tolerability of PG545 by I.V. administration in advanced cancer patients.

In addition, the Company is pleased to announce the appointment of Dr Keith Dredge as Director of Drug Development. Keith is a UK and European Registered Toxicologist with over 15 years of expertise in drug discovery and development. Keith was previously Director of Preclinical Drug Development at Progen before joining TetraQ, a contract research organisation based at The University of Queensland in mid-2012 as Test Facility Management. Prior to 2006, Keith held academic positions at the University of Queensland (working on immunotherapy approaches for autoimmunity and cancer) and at St. George’s University of London, UK (publishing the first articles on Celgene’s Revlimid® and Pomalyst®, now approved anti-cancer drugs). Keith has also published several articles on PG545 in prestigious journals including Molecular Cancer Therapeutics, PLoS One, British Journal of Cancer and Investigational New Drugs. Keith obtained his Ph.D. in Pharmacology in 1999 from the National University of Ireland (Galway). In 1994, he graduated from the Athlone Institute of Technology (Ireland) with a B.Sc. (Hons) in Toxicology.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.